UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Playtika Holding Corp.
(Name of Issuer)
Shares of Common Stock, par value of $0.01 per share
(Title of Class of Securities)
72815L 107
(CUSIP Number)
Leo Wong Shearman & Sterling 21st Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Central, Hong Kong
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 26, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72815L 107
1		Names of Reporting Persons. On Chau
2		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) PF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Hong Kong Special Administrative Region, People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 80,810,506
	8	Shared Voting Power 0
	9	Sole Dispositive Power 80,810,506
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 80,810,506
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 22.1%*
14		Type of Reporting Person (See Instructions) IN

* The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 365,271,876 outstanding common stock as disclosed by the Issuer on its Annual Report on Form 10-K for the fiscal period ended December 31, 2022, filed with the SEC on February 28, 2023.

CUSIP No. 72815L 107
1		Names of Reporting Persons. 8th Wonder Corporation
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 40,905,253
	8	Shared Voting Power 0
	9	Sole Dispositive Power 40,905,253
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 40,905,253
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 11.2%*
14		Type of Reporting Person (See Instructions) CO

* The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 365,271,876 outstanding common stock as disclosed by the Issuer on its Annual Report on Form 10-K for the fiscal period ended December 31, 2022, filed with the SEC on February 28, 2023.

CUSIP No. 72815L 107
1		Names of Reporting Persons. Hotlink Investment Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 39,905,253
	8	Shared Voting Power 0
	9	Sole Dispositive Power 39,905,253
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 39,905,253
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 10.9%*
14		Type of Reporting Person (See Instructions) CO

* The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 365,271,876 outstanding common stock as disclosed by the Issuer on its Annual Report on Form 10-K for the fiscal period ended December 31, 2022, filed with the SEC on February 28, 2023.

CUSIP No. 72815L 107
1		Names of Reporting Persons. Infinite Bandwidth Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 39,905,253
	8	Shared Voting Power 0
	9	Sole Dispositive Power 39,905,253
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 39,905,253
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 10.9%*
14		Type of Reporting Person (See Instructions) CO

* The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 365,271,876 outstanding common stock as disclosed by the Issuer on its Annual Report on Form 10-K for the fiscal period ended December 31, 2022, filed with the SEC on February 28, 2023.

CUSIP No. 72815L 107
1		Names of Reporting Persons. Trustworthy Group Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 40,905,253
	8	Shared Voting Power 0
	9	Sole Dispositive Power 40,905,253
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 40,905,253
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 11.2%*
14		Type of Reporting Person (See Instructions) CO

* The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 365,271,876 outstanding common stock as disclosed by the Issuer on its Annual Report on Form 10-K for the fiscal period ended December 31, 2022, filed with the SEC on February 28, 2023.

This Schedule 13D/A supplements and amends the statement on Schedule 13D filed by the Reporting Persons with the SEC on October 26, 2022 (“Schedule 13D”), relating to the common stock, par value of $0.01 per share (the “Shares”), of Playtika Holding Corp., a corporation incorporated in the State of Delaware (the “Issuer”). This Amendment is being filed to update its report that (i) 8th Wonder Corporation (“8th Wonder”) and Hotlink Investment Limited (“Hotlink”) have entered into a share purchase agreement with Fortune Bliss Ventures Limited (“Fortune”) regarding the sale of 78,810,506 Shares held by the Reporting Persons and (ii) Hotlink sold an aggregate of 1,000,000 Shares in the open market on March 22, 2023, March 30, 2023 and April 11, 2023. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 4 Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

(a) and (b)

As previously disclosed, the Reporting Persons regularly review their business operations, their investment in the Issuer and the business operations of the Issuer and, as a result thereof and subject to applicable laws and regulations, may at any time or from time to time determine, either alone or as part of a group, to dispose of all or a portion of the securities of the Issuer owned by the Reporting Persons in the open market, in privately negotiated transactions or otherwise. Taking into consideration the liquidity requirements of the Reporting Persons, the Reporting Persons, over time, elected to explore options for a potential sale of a portion of their investment in the Issuer, and therefore, believed it was in the Reporting Persons’ best interest to enter into the share purchase agreement described in Item 6 below.

Item 5. Interest in Securities of the Issuer

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a) - (b) The following information with respect to the ownership of the Shares by each of the Reporting Persons is provided as of the date of this Schedule 13D:

Reporting Person	Amount beneficially owned:	Percent of outstanding:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
On Chau	80,810,506	22.1%	80,810,506	0	80,810,506	0
8th Wonder Corporation	40,905,253	11.2%	40,905,253	0	40,905,253	0
Hotlink Investment Limited	39,905,253	10.9%	39,905,253	0	39,905,253	0
Infinite Bandwidth Limited	39,905,253	10.9%	39,905,253	0	39,905,253	0
Trustworthy Group Ltd.	40,905,253	11.2%	40,905,253	0	40,905,253	0

Ms. On Chau beneficially owns 80,810,506 Shares comprising (i) 40,905,253 Shares owned by 8th Wonder Corporation as described below and (ii) 39,905,253 Shares owned by Hotlink Investment Limited as described below.

8th Wonder Corporation, a British Virgin Islands company, beneficially owns 40,905,253 Shares. 8th Wonder Corporation is 100% owned by Trustworthy Group Ltd., a British Virgin Islands company. Ms. On Chau is the sole shareholder of Trustworthy Group Ltd. Ms. On Chau indirectly holds all voting and investment powers of 8th Wonder Corporation and its assets. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Ms. On Chau and Trustworthy Group Ltd. may be deemed to beneficially own all of the shares of common stock of the Issuer held by 8th Wonder Corporation.

Hotlink Investment Limited, a British Virgin Islands company, beneficially owns 39,905,253 Shares. Hotlink Investment Limited is 100% owned by Infinite Bandwidth Limited, a British Virgin Islands company. Ms. On Chau is the sole shareholder of Infinite Bandwidth Limited. Ms. On Chau indirectly holds all voting and investment powers of Hotlink Investment Limited and its assets. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Ms. On Chau and Infinite Bandwidth Limited may be deemed to beneficially own all of the shares of common stock of the Issuer held by Hotlink Investment Limited.

Ms. On Chau and Mr. Chuen Chung Chow are wife and husband, and as such, each of them may be deemed to beneficially own Shares of the Issuer held by the other person pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 365,271,876 outstanding common stock as disclosed by the Issuer on its Annual Report on Form 10-K for the fiscal period ended December 31, 2022, filed with the SEC on February 28, 2023.

(c) The transactions in the Shares by Hotlink since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Share Purchase Agreement

On April 26, 2023, 8th Wonder and Hotlink (the “Sellers”) entered into a Share Purchase Agreement with Fortune (the “Share Purchase Agreement”) attached hereto as Exhibit 99.2. Pursuant to the Share Purchase Agreement, Fortune has agreed to purchase (i) 39,405,253 Shares from 8th Wonder and (ii) 39,405,253 Shares from Hotlink (the “Sale Shares”) at a per Share price of $7.93 per Sale Share (such price times the aggregate number of the Sale Shares, the “Purchase Price”).

The consummation of the transaction contemplated by the Share Purchase Agreement (the "Closing") is subject to the satisfactory completion of the due diligence investigation of the Issuer and the Sale Shares by Fortune.

The parties expect that Closing will occur on or prior to July 31, 2023, with Fortune having a right to extend the Closing until August 31, 2023. The Sellers may terminate the Share Purchase Agreement if the Closing shall not have occurred or if Fortune fails to pay the Sellers the full amount of the Purchase Price due on the Closing by August 31, 2023.

If the Sellers receive any dividend payments with respect to the Sale Shares during the period from but excluding the date of the Share Purchase Agreement to and including the date of the Closing, the Purchase Price will be reduced by the amount of dividend payments so received by the Sellers.

The Share Purchase Agreement contains certain customary representations, warranties and covenants of the parties. The Sellers have agreed to indemnify Fortune for breaches of representations and warranties, covenants or agreements contained in the Share Purchase Agreement.

The description of the Share Purchase Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Share Purchase Agreement, which is filed as part of this Statement and incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit	Title

99.2	Share Purchase Agreement

Schedule A

Transaction in the Shares by Hotlink Since the Filing of the Schedule 13D

Nature of the Transaction	Amount of Shares Sold	Price ($) per Share	Date of Sale
Sale on open market	500,000	10.492(1)	March 22, 2023
Sale on open market	200,000	10.9386	March 30, 2023
Sale on open market	300,000	11.7338	April 11, 2023

(1)	This constitutes the weighted average price. The prices ranged from $10.300 to $10.805. The Reporting Persons will provide upon request by the Securities and Exchange Commission staff (the "SEC Staff"), full information regarding the number of shares sold at each separate price.
(2)	This constitutes the weighted average price. The prices ranged from $10.89 to $11.07. The Reporting Persons will provide upon request by the SEC Staff, full information regarding the number of shares sold at each separate price.
(3)	This constitutes the weighted average price. The prices ranged from $11.41 to $11.98. The Reporting Persons will provide upon request by the SEC Staff, full information regarding the number of shares sold at each separate price.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2023

On Chau	By:	/s/ On Chau
	Name:	On Chau

8th Wonder Corporation
	By:	/s/ Cao Bo
	Name:	Cao Bo
	Title:	Director

Hotlink Investment Limited	By:	/s/ Cao Bo
	Name:	Cao Bo
	Title:	Director

Infinite Bandwidth Limited	By:	/s/ Cao Bo
	Name:	Cao Bo
	Title:	Director

Trustworthy Group Ltd.	By:	/s/ Cao Bo
	Name:	Cao Bo
	Title:	Director